FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Engles, Gregg L.	2. Issuer Name and Ticker or Trading Symbol Dean Foods Company (DF)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman of the Board and Chief Executive Officer
(Last) (First) (Middle) 2515 McKinney Avenue, Suite 1200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 20, 2003
(Street) Dallas, TX 75201		5. If Amendment, Date of Original (Month/Day/Year) February 21, 2003	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	02/20/03		S		30,000	D	$42.50(1)	1,119.490	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Incentive Stock Option	$17.6875							01/29/00	01/29/09	Common Stock	16,800		16,800	D
Incentive Stock Option	$21.5625							01/22/02	01/22/11	Common Stock	9,316		9,316	D
Incentive Stock Option	$30.5250							01/14/03	01/14/12	Common Stock	3,276		3,276	D
Non-Qualified Stock Option	$14.6250							05/13/98	05/13/07	Common Stock	600,000		600,000	D
Non-Qualified Stock Option	$17.1250							06/04/00	06/04/09	Common Stock	114,000		114,000	D
Non-Qualified Stock Option	$17.6875							01/29/00	01/29/09	Common Stock	163,200		163,200	D
Non-Qualified Stock Option	$18.7188							01/04/01	04/04/10	Common Stock	330,000		330,000	D
Non-Qualified Stock Option	$21.5625							01/22/02	01/22/11	Common Stock	390,684		390,684	D
Non-Qualified Stock Option	$29.2500							01/02/99	01/02/08	Common Stock	240,000		240,000	D
Non-Qualified Stock Option	$30.5250							01/14/03	01/14/12	Common Stock	696,724		696,724	D

Explanation of Responses:

(1) Sale is pursuant to a 10b5-1 Sales Plan dated October 23, 2002 between Reporting Person and Bear Stearns & Co., Inc., acting as agent, to permit the orderly disposition of a portion of the Reporting Person's holdings of the Issuer's common stock, par value $.01 per share of Dean Foods Company. The Sales Plan authorizes Bear Stearns to sell 120,000 share sof stock commencing on November 12, 2002, at a rate of 30,000 shares per fiscal quarter.

By: /s/ Gregg L. Engles **Signature of Reporting Person	February 28, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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